The Prudential Series Fund
Prudential’s Gibraltar Fund, Inc.

655 Broad Street
Newark, New Jersey 07102

VIA EDGAR SUBMISSION

October 19, 2017

U.S. Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549

Re: Preliminary Proxy Statement on Schedule 14A :
The Prudential Series Fund
Prudential’s Gibraltar Fund, Inc. (the “Funds”)

To the Securities and Exchange Commission:

On behalf of the Funds, we are responding herewith to telephone comments given by Mr. Alberto Zapata of the SEC staff (the “Staff”) on October 2, 2017 with respect to a preliminary proxy statement filed by the Funds on Schedule 14A on September 22, 2017.

A summary of Mr. Zapata’s comments are included herein and the responses are keyed accordingly, as set forth below.

1.        Comment

In the Question & Answer section, which precedes the proxy statement, please revise the answer to Question No.2, to provide additional explanation and detail with respect to why the proposed changes will not result in higher fees or expenses for shareholders.

Response

In response to this comment, the answer to Question No. 2 has been revised and expanded.

2.        Comment

In the section of the proxy statement which discusses Proposal No. 2 (the manager-of-managers proposal), please consider adding disclosure with respect to the insurance product fees and charges borne by shareholders. Specifically, the proxy statement denotes that approval of the manager-of-managers policy “… will not result in an increase or decrease in the total amount of investment management fees paid by the Portfolios to PGIM Investments.” Consider including discussion as to whether or not the insurance product fees and charges borne by shareholders will similarly be unaffected if shareholders approve Proposal No. 2.

Response

In response to this comment, the relevant section of the proxy statement has been revised to explicitly denote that the approval or disapproval of the Proposal will have no effect on the contract-level fees and charges borne by shareholders.

3.        Comment

With respect to each Proposal, please confirm that shareholders will be permitted to vote on each Proposal separately from the other Proposals. Also, confirm that, with respect to Proposal No's. 2 & 3, that the voting to approve or disapprove each proposal will be determined by each portfolio separately from every other portfolio.

Response

We hereby confirm that shareholders will be permitted to vote on each Proposal separately from the other Proposals. Also, with respect to Proposal No. 2 and Proposal

No. 3, we confirm that the voting to approve or disapprove each proposal will be determined by each portfolio separately from every other portfolio.

Sincerely yours,

/s/ Jonathan D. Shain

Jonathan D. Shain